INTERNATIONAL PBX VENTURES LTD.

209, 475 Howe Street, Vancouver, B.C.
Canada V6C 2B3
Telephone: (604) 681-7748
Fax: (604) 681-0568
Website Address: www.internationalpbx.com
E-mail: ipbx@uniserve.com
Canadian Venture Exchange Symbol: PBX

05013128

December 2,2005

SUPPL

Special Counsel,
US Securities & Exchange Commission
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth St, N.W.
Washington, D.C.
20549

RECEIVED
2005 DEC -7 P 2:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear sir or Madam:

Re: 12g3-2(b) Exemption # 82-2635

Enclosed herewith please find the following documents, in duplicate, for filing with our records:

- Copy of June 30,2005 Quarterly Report;
- Copy of September 30,2005 Quarterly Report,
- Copies of all news releases issued after May 20th,2005 to November 3,2005, which is the last release to this date of December 2,2005.

Trusting that you will find evrything in order,

Yours truly,

INTERNATIONAL PBX VENTURES LTD.

Verna Wilson,
Director

Encls.(2)

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(UNAUDITED)

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2005 and the consolidated statements of operations and deficit and cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
October 31, 2005

International PBX Ventures Ltd.

FILE NO. 82-2635

International PBX Ventures Ltd.
Consolidated Balance Sheet
For the nine months ended September 30, 2005
(Unaudited)

	Sept. 30, 2005	Sept. 30, 2004	December 31, 2004
	$	$	$
ASSETS			
CURRENT ASSETS			
Cash	**546,427**	424,022	930,119
Marketable securities [Note 3]	**26,800**	42,000	42,000
Accounts receivable	**16,443**	4,391	10,418
Prepaid expenses	**10,404**	6,952	9,421
	600,074	477,365	991,958
PROPERTY AND EQUIPMENT [Note 4]	**52,859**	61,807	57,727
MINERAL INTERESTS [Note 5]	**4,651,356**	3,342,430	3,286,470
	5,304,289	3,881,602	4,336,155
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable and accruals [Note 7]	**60,899**	23,097	23,615
Amount owing to a former director [Note 7]	**95,855**	95,855	95,855
	156,754	118,952	119,470
SHAREHOLDERS' EQUITY			
CAPITAL STOCK [Note 6]	**11,895,413**	9,640,068	10,389,913
CONTRIBUTED SURPLUS	**182,854**	-	73,000
DEFICIT	**(6,930,732)**	(5,877,418)	(6,246,228)
	5,147,535	3,762,650	4,216,685
	5,304,289	3,881,602	4,336,155

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: "Gary Medford" Gary Medford, Director — "Verna Wilson" Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
For the nine months ended September 30, 2005
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2005 $	September 30, 2004 $	**Sept. 30, 2005 $**	Sept. 30, 2004 $
ADMINISTRATIVE EXPENSES				
Administration fee	**9,000**	7,500	**25,500**	22,500
Amortization	**1,594**	1,034	**4,117**	2,807
Bank charges	**674**	332	**2,129**	746
Consulting expenses	**40,150**	-	**59,633**	-
Foreign Exchange	**(125,714)**	17,561	**(60,740)**	29,595
Finder's Fee	**10,143**	-	**24,483**	-
Investor relations	**65,247**	31,364	**150,683**	168,712
Insurance	**-**	-	**10,115**	-
Management fees	**30,000**	-	**75,000**	60,000
Office, telephone, rent and secretarial	**17,448**	14,912	**43,882**	29,990
Professional fees	**25,081**	7,293	**33,161**	20,439
Stock -based compensation	**95,254**	-	**109,854**	-
Transfer agent and regulatory	**5,371**	2,626	**23,022**	10,584
Travel, promotion and mining shows	**95,229**	8,889	**193,790**	42,920
TOTAL EXPENSES	**(269,477)**	(91,511)	**(694,629)**	(388,293)
Less interest income	**3,712**	(207)	**(10,124)**	(1,807)
Mineral Interest Written Off	**-**	-		30,000
NET LOSS FOR THE PERIOD	**(273,188)**	(91,304)	**(684,504)**	(416,486)
DEFICIT, BEGINNING OF PERIOD	**(6,657,544)**	(5,786,114)	**(6,246,228)**	(5,460,932)
DEFICIT, END OF PERIOD	**(6,930,732)**	(5,877,418)	**(6,930,732)**	(5,877,418)
LOSS PER SHARE (Weighted average basis)	**(0.01)**	(0.01)	**(0.02)**	(0.02)
Weighted Average Shares Outstanding	**33,915,040**	23,526,426	**33,649,238**	23,526,426

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
For the nine months ended September 30, 2005
(Unaudited)

	Three Months Ended		Nine Months Ended	
	Sept. 30, 2005	Sept. 30, 2004	**Sept. 30, 2005**	Sept. 30, 2004
	$	$	**$**	$
OPERATING ACTIVITIES				
Net Loss for the year	**(273,188)**	(91,304)	**(694,504)**	(416,486)
Less items not affecting cash				
Amortization	**1,594**	1,034	**4,117**	2,807
Amortization charged to mineral interests	**-**	-	**-**	6,362
Stock based compensation	**95,254**	-	**109,854**	-
	(176,340)	(92,338)	**(570,533)**	(425,655)
Change in non-cash components of working capital	**48,415**	6,942	**45,476**	(17,194)
CASH TO OPERATING ACTIVITIES	**(127,926)**	(85,396)	**(525,057)**	(442,849)
FINANCING ACTIVITIES				
Capital stock issued for cash	**337,875**	18,750	**1,505,500**	650,710
Capital stock issued for property acquisition	**-**	-	**-**	55,000
Subscriptions received	**-**	-	**-**	(12,500)
	337,875	18,750	1,505,500	693,210
INVESTING ACTIVITIES				
Acquisition of and expenditures upon mineral interests	**(451,172)**	(213,124)	**(1,354,852)**	(594,354)
Acquisition of property and equipment	**(4,928)**	(2,722)	**(9283)**	(35,112)
	(455,527)	(215,846)	**(1,364,135)**	(629,466)
INCREASE (DECREASE) IN CASH	**(245,578)**	(282,492)	**(383,692)**	(379,105)
CASH - BEGINNING OF PERIOD	**792,005**	706,514	**930,119**	803,127
CASH - END OF PERIOD	**546,427**	424,022	**546,427**	424,022

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

Marketable securities are recorded at cost. Losses in value, which are other than temporary, are recognized by writing down the investment to market value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[d] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[e] Mineral claims and deferred exploration costs

The Company records its interests in mineral properties at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the property following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off.

The Canadian Institute of Chartered Accountants released Accounting Guideline 11 - Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 there should be a presumption of impairment in the carrying amount of deferred development costs of enterprises in the development stage engaged in extractive operations when any of the following conditions exist:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Income taxes

The Company uses the liability method for recording income taxes and records future income tax liabilities or assets for temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet, using tax rates anticipated to apply in the periods that the differences are expected to reverse.

[g] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[h] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles used in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[i] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, accounts receivable, prepaid expenses, accounts payable and accrued liabilities. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

[j] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Stock-Based Compensation

Effective July 1, 2003, the Company adopted prospectively, the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

[l] Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share

3. MARKETABLE SECURITIES

As of September 30, 2005, the market value of all marketable securities owned by the Company totaled $78,000 (December 31, 2004 - $38,000).

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	Sept. 30 2005 Net Book Value $	December 31 2004 Net Book Value $
Automotive	54,674	(23,937)	30,737	37,737
Field equipment	2,095	(545)	1,551	433
Furniture and office equipment	39,732	(19,159)	20,572	19,557
	96,501	(43,641)	52,860	57,727

5. MINERAL INTERESTS

As of September 30 2005, the Company's mineral interests are as follows:

	Acquisition and Staking $	Deferred Exploration $	Total Sept. 30, 2005 $	Total Dec. 31, 2004 $
Chile				
Tierra de Oro [a]	405,506	1,658,455	2,063,961	1,942,179
San Pedro [b]	10,686	45,878	56,564	41,667
Tabaco [c]	419,087	735,240	1,154,327	1,006,596
Sierra Pintada [d]	41,340	113,687	155,026	111,748
Hornitos [e]	(52,602)	84,294	31,692	16,104
Fuego [f]	11,298	24,326	35,625	20,878
Romerito [g]	5,509	24,719	30,228	15,124
Copaquire [h]	163,792	960,141	1,123,933	132,174
	1,004,616	3,646,740	4,651,356	3,286,470

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Unaudited)

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 3,456 hectares of exploitation concessions and 2,500 hectares of exploration concessions.

	Accumulated to December 31, 2004 $	Expenditures during the period $	Accumulated to Sept. 30, 2005 $
Deferred Exploration Expenditures			
Assays	158,709	1,502	160,211
Analysis	-	25,126	25,126
Automotive	61,716	2,142	63,858
Camp and exploration supplies	23,804	333	24,137
Drilling	224,832	1,342	226,174
Equipment rental	24,348	145	24,493
Geophysical, geological and geochemical	424,257	29,517	453,774
Mapping	23,085	872	23,957
Office, rent, telephone & professional fees	153,852	15,765	169,617
Personnel	57,717	1,930	59,647
Project management	275,859	8,314	284,173
Professional fees	-	2,132	2,132
Report writing	25,589	122	25,711
Travel	85,469	1,224	86,693
	1,539,237	90,466	1,629,703
Acquisition, staking and lease costs	463,626	31,288	466,162
Less: Option payments received	(60,684)	28	(60,656)
	402,942	31,316	434,258
	1,942,179	121,782	2,063,961

San Joint Venture:

The San Joint Venture consists of 300 hectares of exploitation claims. The exploitation of San Joint Venture proceeds on a 50-50 basis with Aldershot Resources Ltd.
As of September 30, 2005, no activities have been undertaken to jointly exploit the San Joint Venture.

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 600 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2004 $	Expenditures during the period $	Accumulated to Sept. 30, 2005 $
Deferred Exploration Expenditures			
Assays	1,899	6	1,905
Automotive	1,196	1,064	2,260
Geophysical, geological and geochemical	4,165	1,723	5,888
Mapping	662	-	662
Office	20,369	7,944	28,313
Project management	1,030	70	1,100
Travel	2,506	3,243	5,749
	31,828	14,051	45,878
Acquisition, staking and lease costs	9,840	846	10,686
	41,668	14,897	56,564

5. MINERAL INTERESTS (continued)

[d] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to Sept. 30, 2005 $
Deferred Exploration Expenditures			
Assays	20,071	709	20,780
Automotive	2,159	1,159	3,318
Geophysical, geological and geochemical	32,952	9,538	42,490
Mapping	662	3,653	4,315
Office	20,154	3,027	23,181
Project management	9,797	192	9,989
Travel	5,926	3,689	9,615
	91,721	21,966	113,687
Acquisition, staking and lease costs	20,027	21,313	41,340
	111,748	43,278	155,026

[e] Hornitos Property, Chile

The Company staked eleven claims, covering a 3,200 hectare property located 35 kilometers south of Copiapo in Chile.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to Sept. 30, 2005 $
Deferred Exploration Expenditures			
Automotive	299	3,059	3,358
Field supplies	9	1,000	1,009
Geophysical, geological and geochemical	1,739	16,152	17,891
Mapping	662	-	662
Office, rent, telephone and professional fees	16,112	20,924	37,036
Project management	655	5,057	5,712
Report writing	1,350	2,008	3,358
Travel	2,027	13,241	15,268
	22,853	61,441	84,294
Acquisition, staking and lease costs	9,251	147	9,398
Less: Option payment	(16,000)	(46,000)	(62,000)
	16,104	15,588	31,692

5. MINERAL INTERESTS (continued)

[c] Tabaco, Chile

[i] The Company has staked three exploration concessions consisting of 900 hectares which are 100% owned by the Company.

[ii] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over the following four years for US$2,000,000. On July 15, 2005, the Company has paid its first installment of US$100,000. The remaining amounts are payable in cash in accordance to the following installment schedule:

On Jan. 15, 2006 US$ 100,000
On July 15, 2006 US$ 600,000
On July 15, 2007 US$ 600,000
On July 15, 2008 US$ 600,000

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to Sept. 30, 2005 $
Deferred Exploration Expenditures			
Assays	49,863	1,073	50,936
Automotive	7,338	286	7,624
Camp supplies	2,619	81	2,700
Drilling	371,998	2,220	374,218
Excavation and road building	25,307	151	25,458
Geophysical, geological and geochemical	141,647	481	142,128
Mapping	662	4,990	5,652
Office	26,410	63	26,473
Project management	82,462	2,184	84,646
Report writing	3,038	(1,982)	1,056
Travel	13,915	433	14,348
	725,260	9,980	735,240
Acquisition, staking and lease costs	281,338	137,748	419,087
	1,006,599	147,728	1,154,327

5. MINERAL INTERESTS (continued)

[e] Hornitos Property, Chile (continued)

On August 20, 2004, the Company entered into an Option Agreement with Aldershot Resources Ltd. ("Aldershot") to explore and develop the eleven exploration concessions in the property ("Hornitos Group of Claims"). Aldershot will pay the Company a total of $370,000 to acquire a 65% undivided interest in and to the Hornitos Group of Claims and committed to pay a total of $1.3 million in "best effort" exploration expenditure over the following four years. Aldershot will act as Operator for the duration of the Option Agreement.

On September 28, 2005, the Company amended the Option Agreement deferring Aldershot's commitment to pay exploration expenditure by nine months.

As of September 30, 2005, the Company has received $62,000 in option payments ($16,000 received in 2004).

[f] Fuego claims, Chile

The Company staked four claims, covering a 900 hectare property located approximately 50 kilometres west of the Tierra de Oro property.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to Sept. 30, 2005 $
Deferred Exploration Expenditures			
Automotive	597	1,069	1,666
Geophysical, geological and geochemical	979	1,167	2,146
Mapping	662	-	662
Office, rent, telephone and professional fees	8,290	7,877	16,167
Travel	401	3,231	3,632
	10,929	13,397	24,326
Acquisition, staking and lease costs	9,949	1,349	11,298
	20,878	14,747	35,625

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Unaudited)

5. MINERAL INTERESTS (continued)

[g] Romerito claims, Chile

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. The vendors will retain a 30% interest. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which the Company's wholly owned subsidiary, Minera IPBX Ltda ("Minera") will hold 70% and Geoexploraciones S.A. will hold 30%. Minera, will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At March 31, 2006, the Company may continue or withdraw from the agreement.

	Accumulated to December 31, 2004	Expenditures during the Year	Accumulated to Sept. 30, 2005
Deferred Exploration Expenditures	$	$	$
Automotive	219	1,058	1,277
Field Supplies	42	2	44
Geophysical, geological and geochemical	833	1,284	2,117
Mapping	662	-	662
Office, rent, telephone and professional fees	8,930	7,904	16,834
Project Management	-	53	53
Travel	498	3,235	3,733
	11,184	13,535	24,719
Acquisition, staking and tax costs	3,937	1,572	5,509
	15,121	15,107	30,228

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Unaudited)

5. MINERAL INTERESTS (continued)

[h] Copaquire Property, Chile

The Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR for US$2,100,000 in cash and US$2,000,000 in work commitments over four years. The Company paid US$25,000 in January 2005 and US$25,000 in July 2005.
As of September 30, 2005, the Company has paid US$100,000 (2004 – US$50,000) in accordance with the Option Purchase Agreement.

	Accumulated to December 31, 2004	Expenditures during the year	Accumulated to Sept. 30, 2005
Deferred Exploration Expenditures	$	$	$
Assays	-	25,673	25,673
Automotive	734	10,083	10,817
Camp supplies	-	53,343	53,343
Drilling	-	716,527	716,527
Geophysical, geological and geochemical	31,517	25,781	57,298
Mapping	662	2,668	3,330
Office, rent, telephone and professional fees	10,458	15,358	25,816
Personnel	-	34,802	34,802
Project management	-	10,060	10,060
Professional fees	-	8,930	8,930
Travel	1,660	11,883	13,543
	45,031	915,110	960,141
Acquisition, staking and lease costs	87,143	76,649	163,792
	132,174	991,759	1,123,933

6. CAPITAL STOCK

[a] Authorized:

As of June 10, 2005, the Company increased its 100,000,000 common shares to an unlimited number of common shares without par value.

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,085,600	346,210
Agent warrants exercised	345,000	120,750
Agent units exercised	400,000	55,000
Private Placement	2,500,000	749,845
Issued for acquisition of mineral interests	100,000	55,000
Issued as at December 31, 2004	32,475,606	10,389,913
Issued for cash pursuant to:		
Options exercised	250,000	100,000
Warrants exercised	170,500	85,250
Agent warrants exercised	390,500	195,250
Private placement	2,500,000	1,125,000
Issued as at September 30, 2005	35,786,606	11,895,413

6. CAPITAL STOCK (continued)

[b] Options

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted.
The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

A summary of the status of the Company's stock options outstanding as at September 30, 2005 and changes during the nine months then ended is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	1,740,000	0.10
Granted	250,000	0.40
Exercised	(140,000)	0.10
Balance, December 31, 2003	1,850,000	0.14
Granted	500,000	0.34
Exercised	(700,000)	(0.10)
Cancelled	(1,200,000)	0.16
Balance, December 31, 2004	450,000	0.39
Granted	1,050,000	0.64
Exercised	(250,000)	0.40
Outstanding, September 30, 2005	1,250,000	0.60

6. CAPITAL STOCK (continued)

[b] Options (continued)

Additional information regarding options outstanding at September 30, 2005 is as follows:

	Options Outstanding and Exercisable		
Exercise Prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average Exercise price
$0.38	200,000	0.1	$0.38
$0.51	550,000	4.8	$0.51
$0.68	200,000	4.8	$0.68
$0.85	300,000	0.5	$0.85
	1,250,000	3.0	$0.60

During the nine months ending September 30, 2005 stock-based compensation of $109,854 (2004 - $73,000) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.00% to 2.29%
Expected life of options	6 months to 1.5 years
Expected volatility	55% to 60%
Expected dividend yield	0%

6. CAPITAL STOCK (continued)

[c] Warrants

	Number of shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	3,960,000	0.13
Granted	4,856,000	0.48
Exercised	(3,335,000)	(0.13)
Expired	(475,000)	(0.15)
Balance, December 31, 2003	5,006,600	0.47
Granted	2,900,000	0.48
Exercised	(1,430,600)	(0.33)
Expired	(3,976,000)	(0.51)
Balance, December 31, 2004	2,500,000	0.50
Granted	2,576,717	0.59
Exercised	(561,000)	0.50
Balance, September 30, 2005	4,515,717	0.55

As of September 30, 2005, 4,515,717 warrants are outstanding with a weighted average exercise price of $0.55 per share. 1,939,000 warrants expire on December 21, 2005 and 451,000 warrants expire on February 23, 2006, and 2,125,717 expire on March 7, 2006.

[d] Private Placement

During the nine months ended September 30, 2005, the Company closed a private placement totaling 2,500,000 units at a price of $0.45 per unit for total proceeds to the Company of $1,125,000. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of eight months at a price of $0.60 per share. Accordingly, the Company issued 2,500,000 shares and 2,500,000 warrants.

7. RELATED PARTY TRANSACTIONS/BALANCES

During the nine months ended September 30, 2005, the Company paid $25,500 (2004 - $25,500) for administrative services, $75,000 (2004 - $60,000) for management services, and $22,275 (2004 - $8,600) for mapping services to director or companies controlled by directors. The Company paid further $39,500 (2004 - $5,253) for consulting services and investor relations services to a director, who was appointed President on June 10, 2005, and $5,503 (2004 - $2,320) for accounting services to a company controlled by an officer. The following amounts were paid to a director and former President of the Company and were recorded at their exchange amounts:

[a] Project management - $22,236 (2004 - $5,104)
[b] Office and administration - $41,710 (2004 - $28,007)
[c] Geological and geophysical expenditures - $72,933 (2004 - $61,565)

Included in accounts payable is $9,166 (2004 - $7,702) owing to the former President for unpaid fees.

A former director is owed $95,855 (2004 - $95,855). To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. LOSSES AND DEDUCTIONS FOR TAX PURPOSES

The Company has Canadian income tax losses of approximately $1,835,000, which are available to reduce taxable income of future years. The losses expire as follows:

Year	$	Year	$
2005	284,000	2009	87,000
2006	144,000	2010	518,000
2007	114,000	2011	596,000
2008	92,000		

The future income tax asset associated with these losses is approximately $660,000 using a tax rate of 36%. As realization of this asset is not more likely than not a valuation allowance of $660,000 reduces this asset to Nil.
The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totaling some $2,111,000 can be claimed at rates varying from 10% to 100% and have no expiry dates. The potential benefits of income tax losses and exploration and development expenditures will be recognized in the accounts when realized.

9. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

During the nine months ended September 30, 2005, the Company entered into:

[i] An Investor Relations and Corporate Communications Services Agreement for consideration of $5,000 per month (2004 - $7,500). The agreement was in effect until June 30, 2005 and has been extended until June 30, 2006. Pursuant to the agreement, the Company granted 350,000 stock options. Each option entitles the holder to purchase one common share of the Company at an exercise price of $0.51 for a period of eighteen months, expiring January 5, 2007.

[ii] A twelve months contractual obligation with a consultant to obtain financial consulting and advisory services for a monthly commitment of $2,500. The contract is in effect until June 30, 2006.

[iii] A twelve months contractual obligation with a consultant to obtain services as Chairman of the Company's Financial Advisory Committee for a monthly commitment of $5,000. The contract is if effect until June 30, 2006.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Unaudited)

10. SEGMENTED INFORMATION

The Company is in business of acquiring and exploring mineral properties in Chile. Although all of its mineral interests are located in Chile, some costs were incurred in Canada. As of September 30, 2005, the following is a breakdown of the Company's assets by geographical area.

	Canadian $	Chile $	Total $
Cash	540,322	6,105	546,427
Marketable securities	26,800	-	26,800
Accounts receivable	11,849	4,594	16,443
Prepaid expenses	10,345	59	10404
	589,316	10,758	600,074
Property equipment	16,363	36,497	52,860
Mineral interests	958,755	3,692,601	4,651,356
	975,118	3,729,098	4,704,216
Total Assets	1,564,433	3,739,856	5,304,289

11. SUBSEQUENT EVENTS

Subsequent to September 30, 2005, the Company

a) Received regulatory approval for a private placement to raise $5,000,000 at a unit price of $0.85. Each unit comprises of a common share and a fifteen month half warrant. Two half warrants will be required to purchase a common share at a price of $1,05 for the first seven months and $1.30 for the following eight months.

b) On October 6, 2005, the Company received $6,375 from the exercise of 12,500 options.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the attached quarterly report for the period July 1, 2005 to September 30, 2005 which outlines in detail all the financial particulars for the last three months.
International PBX Ventures Ltd. is a resource exploration company involved in exploring in Chile for gold, copper and molybdenum on its various properties through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

ACTIVITIES

COPAQUIRE: The company completed a 1350 metre drill program comprising 5 holes on the Sulphato zone in which thick sections of Chalcocite (leachable secondary copper sulphide) were encountered. The results here and on the Cerro Moly zone merit further drilling. A 25000 metre drill program has been recommended as a follow up (news release Aug. 10, 2005).

FINANCIAL

Administration of Funds:
At the end of September 2005, the company was well-funded with $546,427 cash on hand and accounts payable of $60,899.

During the nine months ended September 30, 2005, the Company received $280,500 cash proceeds from the exercise of 561,000 warrants and $100,000 for the exercise of 250,000 stock options and $1,125,000 from a private placement issuing 2,500,000 shares and 2,500,000 warrants exercisable at $0.60.

Included in office, telephone, rent and secretarial are:

	September 2005	September 2004
Office and miscellaneous	19,558	17,734
Rent	19,090	9,584
Telephone	5,234	2,675
Total	43,882	29,990

A move to a larger office increased the rent.
Included in Investor Relations are the following:

	September 2005	September 2004
Advertising	74,505	47,606
Consulting	93,377	106,580
Investors Communications	1,982	14,526
Market Quotation	569	-
	150,683	168,712

A greater effort to brand the company and increase investor awareness resulted in increased consulting investor relation costs and advertising costs.

Related Party transactions

	September 2005	September 2004
Administration fee paid to a company controlled by a director	25,500	22,500
Management fee paid to a company controlled by a director	75,000	60,000
Exploration project management fees and administration fees paid to a director	136,879	115,466
Accounting fee paid to a company controlled by an officer	5,503	2,320
Mapping fee paid to a director of the Company	22,275	8,600
Consulting fee paid to an officer of the company	39,500	-

Balance of funds on hand as of October 31, 2005: $427,988 CDN
$ 63,180 US

INVESTOR RELATIONS

Robert A Young and Associates has been retained until June 30, 2006 at a rate of $5,000 per month.

SUBSEQUENT EVENTS

Subsequent to September 30, 2005:

a) The Company received regulatory approval for a private placement to raise $5,000,000 at a unit price of $0.85. Each unit comprises of a common share and a fifteen month half warrant. Two half warrants will be required to purchase a common share at a price of $1.05 for the first seven months and $1.30 for the following eight months.

b) On October 6, 2005, the Company received $6,375 from the exercise of 12,500 options.

DIRECTORS

Gary Medford
Terence Walker
Verna Wilson
Michael Waskett-Myers
Peter Hooper (appointed July 20,2005 as independent)

OFFICERS

William Koble, President
Peter Kohl, Secretary

SUMMARY OF QUARTERLY RESULTS

	2005	2005	2005	2004	2004	2004	2004	2003	2003
	Sept. 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sept 30
Total Revenues	-	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(684,504)	(411,316)	(173,994)	(368,810)	(91,304)	(132,650)	(192,532)	(240,572)	(81,262)
Loss Per Share	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total Net Loss	(684,504)	(411,316)	(173,994)	(368,810)	(91,304)	(132,650)	(192,532)	(240,572)	(81,262)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

DISCUSSION

The company has on hand monies sufficient to start the drill program on Copaquire, maintain its portfolio of properties in good standing, and continue the operations of the company for the next quarter. Exercise of $.50 warrants is expected to raise $1.25 million as well as $176,000 from the exercise of options. Completion of the financing will be required to significantly advance our properties.

On Behalf of the Board,

Gary Medford
Director
October 31, 2005

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
JUNE 30, 2005

(UNAUDITED)

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2005 and the consolidated statements of operations and deficit and cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
August 19, 2005

International PBX Ventures Ltd.

International PBX Ventures Ltd.

Consolidated Balance Sheet

For the six months ended June 30, 2005

(Unaudited)

	June 30, 2005	June 30, 2004	December 31, 2004
	$	$	$
ASSETS			
CURRENT ASSETS			
Cash	**792,005**	706,514	930,119
Marketable securities [Note 3]	**32,000**	42,000	42,000
Accounts receivable	**14,239**	9,587	10,418
Prepaid expenses	**12,543**	5,980	9,421
	850,787	764,081	991,958
PROPERTY AND EQUIPMENT [Note 4]	**53,511**	65,563	57,727
MINERAL INTERESTS [Note 5]	**4,196,771**	3,129,306	3,286,470
	5,101,070	3,958,950	4,336,155
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable and accruals [Note 7]	**17,621**	27,891	23,615
Amount owing to a former director [Note 7]	**95,855**	95,855	95,855
	113,476	123,746	119,470
SHAREHOLDERS' EQUITY			
CAPITAL STOCK [Note 6]	**11,557,538**	9,621,318	10,389,913
CONTRIBUTED SURPLUS	**87,600**	-	73,000
DEFICIT	**(6,657,544)**	(5,786,114)	(6,246,228)
	4,987,594	3,835,204	4,216,685
	5,101,070	3,958,950	4,336,155

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: "Gary Medford" Gary Medford, Director — "Verna Wilson" Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
For the six months ended June 30, 2005
(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2005 $	June 30, 2004 $	**June 30, 2005 $**	June 30, 2004 $
ADMINISTRATIVE EXPENSES				
Administration fee	**9,000**	7,500	**16,500**	15,000
Amortization	**758**	1,018	**2,523**	1,773
Bank charges	**829**	89	**1,455**	415
Consulting expenses	**13,483**	-	**19,483**	-
Foreign Exchange	**78,547**	1,842	**64,974**	12,034
General Exploration	-	-	-	-
Finder's Fee	**14,340**	-	**14,340**	-
Investor relations	**40,135**	37,495	**85,436**	137,348
Insurance	**10,115**	-	**10,115**	-
Management fees	**15,000**	30,000	**45,000**	60,000
Office, telephone, rent and secretarial	**13,727**	7,598	**26,434**	15,078
Professional fees	**6,580**	6,145	**8,080**	13,145
Stock –based compensation	-	-	**14,600**	-
Transfer agent and regulatory	**11,854**	1,860	**17,651**	7,958
Travel, promotion and mining shows	**45,778**	9,619	**98,561**	34,031
TOTAL EXPENSES	**(265,033)**	(103,166)	**(425,152)**	(296,782)
Less interest income	**(12,360)**	(516)	**(13,836)**	(1,600)
Mineral Interest Written Off	-	30,000	-	30,000
NET LOSS FOR THE PERIOD	**(252,673)**	(132,650)	**(411,316)**	(325,182)
DEFICIT, BEGINNING OF PERIOD	**(6,404,871)**	(5,653,464)	**(6,246,228)**	(5,460,932)
DEFICIT, END OF PERIOD	**(6,657,544)**	(5,786,114)	**(6,657,544)**	(5,786,114)
LOSS PER SHARE (Weighted average basis)	**(0.01)**	(0.01)	**(0.01)**	(0.01)
Weighted Average Shares Outstanding	**32,721,050**	13,265,000	**32,721,050**	32,518,200

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
For the six months ended June 30, 2005
(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
	$	$	**$**	$
OPERATING ACTIVITIES				
Net Loss for the year	**(252,673)**	(132,650)	**(411,316)**	(325,182)
Less items not affecting cash				
Amortization	**758**	1,018	**2,523**	1,773
Amortization charged to mineral interests	**-**	(3,160)	**-**	6,362
Stock based compensation	**-**	-	**14,600**	-
	(251,915)	(128,472)	**(394,183)**	(317,047)
Change in non-cash components of working capital	**(2,926)**	(13,472)	**(2,938)**	(34,962)
CASH TO OPERATING ACTIVITIES	**(254,840)**	(141,944)	**(397,131)**	(352,009)
FINANCING ACTIVITIES				
Capital stock issued for cash	**1,167,625**	-	**1,167,625**	631,960
Capital stock issued for property acquisition	**-**	-	**-**	55,000
Subscriptions received	**-**	-	**-**	(12,500)
	1,167,625	-	**1,167,625**	674,460
INVESTING ACTIVITIES				
Acquisition of and expenditures upon mineral interests	**(682,535)**	(95,178)	**(903,680)**	(381,230)
Acquisition of property and equipment	**(2,177)**	(6,998)	**(4,928)**	(37,834)
	(684,712)	(102,176)	**(908,608)**	(419,064)
INCREASE (DECREASE) IN CASH	**228,072**	(244,120)	**(138,114)**	(96,613)
CASH - BEGINNING OF PERIOD	**563,933**	950,634	**930,119**	803,127
CASH - END OF PERIOD	**792,005**	706,514	**792,005**	706,514

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

Marketable securities are recorded at cost. Losses in value, which are other than temporary, are recognized by writing down the investment to market value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[d] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[e] Mineral claims and deferred exploration costs

The Company records its interests in mineral properties at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the property following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off.

The Canadian Institute of Chartered Accountants released Accounting Guideline 11 - Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 there should be a presumption of impairment in the carrying amount of deferred development costs of enterprises in the development stage engaged in extractive operations when any of the following conditions exist:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Income taxes

The Company uses the liability method for recording income taxes and records future income tax liabilities or assets for temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet, using tax rates anticipated to apply in the periods that the differences are expected to reverse.

[g] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[h] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles used in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[i] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, accounts receivable, prepaid expenses, accounts payable and accrued liabilities. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

[j] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Stock-Based Compensation

Effective July 1, 2003, the Company adopted prospectively, the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

[l] Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share

3. MARKETABLE SECURITIES

As of June 30, 2005, the market value of all marketable securities owned by the Company totaled $36,600.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Unaudited)

4. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	June 30 2005 Net Book Value	December 31 2004 Net Book Value
	$	$	$	$
Automotive	52,754	20,227	32,527	37,737
Field equipment	2,021	445	1,577	433
Furniture and office equipment	36,363	16,956	19,407	19,557
	91,138	37,628	53,511	57,727

5. MINERAL INTERESTS

As of June 30 2005, the Company's mineral interests are as follows:

	Acquisition and Staking	Deferred Exploration	Total June 30, 2005	Total Dec. 31, 2004
	$	$	$	$
Chile				
Tierra de Oro [a]	422,013	1,579,473	2,001,486	1,942,179
San Pedro [b]	10,506	40,414	50,920	41,667
Tabaco [c]	281,095	726,168	1,007,263	1,006,596
Sierra Pintada [d]	39,761	104,881	144,642	111,748
Hornitos [e]	(22,932)	31,124	8,192	16,104
Fuego [f]	10,902	18,891	29,793	20,878
Romerito [g]	5,316	19,826	25,142	15,124
Copaquire [h]	127,322	802,012	929,335	132,174
	873,982	3,322,789	4,196,771	3,286,470

[a] Tierra de Oro, Chile

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. Seven new exploration claims ("Lomitas') have been staked covering 1,900 hectares.

	Accumulated to December 31, 2004 $	Expenditures during the period $	Accumulated to June 30, 2005 $
Deferred Exploration Expenditures			
Assays	158,709	(538)	158,171
Analysis	-	24,244	24,244
Automotive	61,716	150	61,866
Camp and exploration supplies	23,804	(527)	23,277
Drilling	224,832	(6,602)	218,230
Equipment rental	24,348	(715)	23,633
Geophysical, geological and geochemical	424,257	9,042	433,299
Mapping	23,085	872	23,957
Office, rent, telephone & professional fees	153,852	7,222	161,074
Personnel	57,717	(165)	57,552
Project management	275,859	2,948	278,807
Professional fees	-	2,057	2,057
Report writing	25,589	(601)	24,988
Travel	85,469	2,849	88,318
	1,539,237	40,236	1,579,473
Acquisition, staking and lease costs	463,626	(9,131)	454,495
Less: Option payments received	(60,684)	425	(60,259)
	1,942,179	59,307	2,001,486

San Joint Venture:

In order to facilitate the exploration, claims owned wholly by International PBX and some claims optioned by Aldershot from International PBX under the Los Lomitas Joint Venture have been transferred to create the San Joint Venture which will proceed on a 50-50 basis. 200 hectares were contributed by Aldershot out of the Los Lomitas Joint Venture and 100 hectares were contributed by the Company out of the Tierra de Oro property. As of June 30, 2005, no activities have been undertaken to jointly explore the San Joint Venture.

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 600 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2004 $	Expenditures during the period $	Accumulated to June 30, 2005 $
Deferred Exploration Expenditures			
Assays	1,899	(29)	1,870
Automotive	1,196	666	1,862
Geophysical, geological and geochemical	4,165	627	4,792
Mapping	662	-	662
Office	20,369	5669	26,038
Project management	1,030	42	1,072
Travel	2,506	1,612	4,118
	31,828	8,587	40,414
Acquisition, staking and lease costs	9,840	666	10,506
	41,668	9,252	50,920

5. MINERAL INTERESTS (continued)

[c] Tabaco, Chile

[i] The Company has staked three exploration concessions consisting of 900 hectares which are 100% owned by the Company.

[ii] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over the following four years for US$2,000,000. The amount is payable in cash in accordance to the following installment schedule:

On July 15, 2005 US$ 100,000 (Note 11(h))
On Jan. 15, 2006 US$ 100,000
On July 15, 2006 US$ 600,000
On July 15, 2007 US$ 600,000
On July 15, 2008 US$ 600,000

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to June 30, 2005 $
Deferred Exploration Expenditures			
Assays	49,863	(716)	49,147
Automotive	7,338	633	7,971
Camp supplies	2,619	(14)	2,605
Drilling	371,998	(10,922)	361,076
Excavation and road building	25,307	(743)	24,564
Geophysical, geological and geochemical	141,647	166	141,813
Mapping	662	4,990	5,652
Office	26,410	5,601	32,012
Project management	82,462	609	83,071
Report writing	3,038	(90)	2,948
Travel	13,915	1,395	15,310
	725,260	909	726,168
Acquisition, staking and lease costs	281,338	(244)	281,095
	1,006,599	665	1,007,263

5. MINERAL INTERESTS (continued)

[d] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to June 30, 2005 $
Deferred Exploration Expenditures			
Assays	20,071	(21)	20,050
Automotive	2,159	681	2,840
Geophysical, geological and geochemical	32,952	1,587	34,539
Mapping	662	3,653	4,315
Office	20,154	5,719	25,873
Project management	9,797	(159)	9,638
Travel	5,926	1,700	7,626
	91,721	13,160	104,881
Acquisition, staking and lease costs	20,027	19,734	39,761
	111,748	32,894	144,642

[e] Hornitos Property, Chile

The Company staked eleven claims, covering a 3,200 hectare property located 35 kilometers south of Copiapo in Chile.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to June 30, 2005 $
Deferred Exploration Expenditures			
Automotive	299	693	992
Field supplies	9	-	9
Geophysical, geological and geochemical	1,739	185	1,924
Mapping	662	-	662
Office, rent, telephone and professional fees	16,112	5,775	21,887
Project management	655	32	687
Report writing	1,350	(40)	1,310
Travel	2,027	1,627	3,654
	22,853	8,271	31,124
Acquisition, staking and lease costs	9,251	(16,183)	(6,932)
Less: Option payment	(16,000)	-	(16,000)
	16,104	(7,912)	8,192

5. MINERAL INTERESTS (continued)

[e] Hornitos Property, Chile (continued)

On August 20, 2004, the Company entered into an Option Agreement with Aldershot Resources Ltd. ("Aldershot") to explore and develop the eleven exploration concessions in the property ("Hornitos Group of Claims"). Aldershot will pay the Company a total of $370,000 over the following four years ($16,000 paid in fiscal 2004) to acquire a 65% undivided interest in and to the Hornitos Group of Claims. A total of $1.3 million in "best effort" exploration expenditure is also committed by Aldershot over the following four years. Aldershot will act as Operator for the duration of the Option Agreement.

[f] Fuego claims, Chile

The Company staked four claims, covering a 900 hectare property located approximately 50 kilometres west of the Tierra de Oro property.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to June 30, 2005 $
Deferred Exploration Expenditures			
Automotive	597	692	1,289
Geophysical, geological and geochemical	979	203	1,182
Mapping	662	(662)	-
Office, rent, telephone and professional fees	8,290	6,004	14,294
Travel	401	1,674	2,075
	10,929	7,962	18,891
Acquisition, staking and lease costs	9,949	953	10,902
	20,878	8,915	29,793

5. MINERAL INTERESTS (continued)

[g] Romerito claims, Chile

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. The vendors will retain a 30% interest. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which the Company's wholly owned subsidiary, Minera IPBX Ltda ("Minera") will hold 70% and Geoexploraciones S.A. will hold 30%. Minera, will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At March 31, 2006, the Company may continue or withdraw from the agreement.

	Accumulated to December 31, 2004	Expenditures during the Year	Accumulated to June 30, 2005
Deferred Exploration Expenditures	$	$	$
Automotive	219	694	913
Field Supplies	42	-	42
Geophysical, geological and geochemical	833	214	1,047
Mapping	662	-	662
Office, rent, telephone and professional fees	8,930	6,008	14,938
Project Management	-	51	51
Travel	498	1,675	2,173
	11,184	8,642	19,826
Acquisition, staking and tax costs	3,937	1,379	5,316
	15,121	10,021	25,142

5. MINERAL INTERESTS (continued)

[h] Copaquire Property, Chile

The Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR for US$2,100,000 in cash and US$2,000,000 in work commitments over four years. The Company paid US$50,000 in fiscal 2004 and US$25,000 in January 2005.

	Accumulated to December 31, 2004	Expenditures during the year	Accumulated to June 30, 2005
Deferred Exploration Expenditures	$	$	$
Assays	-	14,743	14,743
Automotive	734	9,313	10,047
Camp supplies	-	41,150	41,150
Drilling	-	612,048	612,048
Geophysical, geological and geochemical	31,517	14,832	46349
Mapping	662	2,668	3,330
Office, rent, telephone and professional fees	10,458	11,743	22,201
Personnel	-	27,720	27,720
Project management	-	4,751	4,751
Professional fees	-	8,816	8,816
Travel	1,660	9,398	11,058
	45,031	756,981	802,012
Acquisition, staking and lease costs	87,143	40,179	127,322
	132,174	797,161	929,335

6. CAPITAL STOCK

[a] Authorized:

As of June 10, 2005, the Company increased its 100,000,000 common shares to an unlimited number of common shares without par value.

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,085,600	346,210
Agent warrants exercised	345,000	120,750
Agent units exercised	400,000	55,000
Private Placement	2,500,000	749,845
Issued for acquisition of mineral interests	100,000	55,000
Issued as at December 31, 2004	32,475,606	10,389,913
Issued for cash pursuant to:		
Options exercised	250,000	100,000
Agent warrants exercised	213,000	106,500
Private placement	2,135,833	961,125
Issued as at June 30, 2005	35,074,439	11,557,538

[b] Options

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be

6. CAPITAL STOCK (continued)

[b] Options (continued)

more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

A summary of the status of the Company's stock options outstanding as at June 30, 2005 and changes during the six months then ended is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	1,740,000	0.10
Granted	250,000	0.40
Exercised	(140,000)	0.10
Balance, December 31, 2003	1,850,000	0.14
Granted	500,000	0.34
Exercised	(700,000)	(0.10)
Cancelled	(1,200,000)	0.16
Balance, December 31, 2004	450,000	0.39
Exercised	(250,000)	0.40
Exercisable at June 30, 2005	200,000	0.38

Additional information regarding options outstanding at June 30, 2005 is as follows:

	Options outstanding and Exercisable		
Exercise Prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average Exercise price
$0.38	200,000	0.35	$0.38
	200,000	0.35	$0.38

6. CAPITAL STOCK (continued)

[b] Options (continued)

During fiscal 2004, the Company granted 500,000 stock options with fair values ranging from $0.09 to $0.27 per option and has recorded $73,000 as stock-based compensation. During the six months ending June 30, 2005 further stock-based compensation of $14,600 has been charged to operations pursuant to vesting schedules for options grants in fiscal 2004. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.00% to 2.29%
Expected life of options	7 months to 1 year
Expected volatility	60%
Expected dividend yield	0%

[c] Warrants

	Number of shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	3,960,000	0.13
Granted	4,856,000	0.48
Exercised	(3,335,000)	(0.13)
Expired	(475,000)	(0.15)
Balance, December 31, 2003	5,006,600	0.47
Granted	2,900,000	0.48
Exercised	(1,430,600)	(0.33)
Expired	(3,976,000)	(0.51)
Balance, December 31, 2004	2,500,000	0.50
Granted	451,000	0.60
Exercised	(213,000)	0.50
Balance, June 30, 2005	2,738,000	0.52

As of June 30, 2005, 2,738,000 warrants are outstanding with a weighted average exercise price of $0.52 per share. 2,287,000 warrants expire on October 20, 2005 and 451,000 warrants expire on February 23, 2006.
The Company issued 2,090,000 warrants with an exercise price of $0.60 and 35,717 broker warrants with an exercise price of $0.45 subsequent to June 30, 2005 (Note 11(f) (g)).

6. CAPITAL STOCK (continued)

[d] Private Placement

The Company closed two tranches of a private placement totaling 2,500,000 units at a price of $0.45 per unit for total proceeds to the Company of $1,125,000.

At June 30, 2005, the Company has received $961,125 and issued 2,135,833 units. Subsequent to June 30, 2005, the Company received the remaining $163,875 and issued 364,167 units (Note 11(e)). Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of eight months at a price of $0.60 per share

7. RELATED PARTY TRANSACTIONS/BALANCES

During the six months ended June 30, 2005, the Company paid $16,500 (2004 - $15,000) for administrative services, $45,000 (2004 - $60,000) for management services, and $16,000 (2004 - $13,213) for mapping services to director or companies controlled by directors. The Company paid further $22,000 (2004 - $2,500) for consulting services and investor relations services to a director, who was appointed President on June 10, 2005, and $3,580 (2004 - $2,320) for accounting services to a company controlled by an officer. The following amounts were paid to a director and former President of the Company and were recorded at their exchange amounts:

[a] Project management - $15,893 (2004 - $5,104)
[b] Office and administration - $38,322 (2004 - $28,007)
[c] Geological and geophysical expenditures - $37,999 (2004 - $61,565)

Included in accounts payable is $14,147 (2004 - $7,702) owing to the former President for unpaid fees.

A former director is owed $95,855 (2004 - $95,855). To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. LOSSES AND DEDUCTIONS FOR TAX PURPOSES

The Company has Canadian income tax losses of approximately $1,835,000, which are available to reduce taxable income of future years. The losses expire as follows:

Year	$	Year	$
2005	284,000	2009	87,000
2006	144,000	2010	518,000
2007	114,000	2011	596,000
2008	92,000		

The future income tax asset associated with these losses is approximately $660,000 using a tax rate of 36%. As realization of this asset is not more likely than not a valuation allowance of $660,000 reduces this asset to Nil.
The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totaling some $2,111,000 can be claimed at rates varying from 10% to 100% and have no expiry dates. The potential benefits of income tax losses and exploration and development expenditures will be recognized in the accounts when realized.

9. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company entered into an Investor Relations and Corporate Communications Services Agreement for consideration of $5,000 per month (2004 - $7,500). The agreement was in effect until June 30, 2005 and has been extended until June 30, 2006. Pursuant to the agreement, the Company granted 350,000 stock options. Each option entitles the holder to purchase one common share of the Company at an exercise price of $0.51 for a period of eighteen months, expiring January 5, 2007.

10. SEGMENTED INFORMATION

The Company is in business of acquiring and exploring mineral properties in Chile. Although all of its mineral interests are located in Chile, some costs were incurred in Canada. The following is a breakdown of the Company's assets by geographical area.

	Canadian $	Chile $	Total $
Cash	790,715	1,290	792,005
Marketable securities	32,000	-	32,000
Accounts receivable	9,806	4,433	14,239
Prepaid expenses	12,424	120	12,544
	844,945	5,843	850,788
Property equipment	15,004	38,507	53,511
Mineral interests	934,096	3,262,675	4,196,771
	949,100	3,301,182	4,250,282
Total Assets	1,794,045	3,307,025	5,101,070

11. SUBSEQUENT EVENTS

Subsequent to June 30, 2005:

a) The Company granted 750,000 stock options to directors and consultants. 550,000 options were granted at an exercise price of $0.51 and 200,000 options at an exercise price of $0.68. Each option entitles the holder to purchase one common share of the Company for a period of eighteen months, expiring January 5, 2007 and January 20, 2007 respectively.

b) The Company entered into a twelve months contractual obligation with a consultant to obtain services as Chairman of the Company's Financial Advisory Committee for a monthly commitment of $5,000.

c) The Company entered into a twelve months contractual obligation with a consultant to obtain financial consulting and advisory services for a monthly commitment of $2,500.

d) On July 20, 2005, Peter Hooper was appointed Director.

e) The Company closed its 2,500,000 private placement after receiving the remaining and outstanding funds of $163,875 and issued 364,167 units. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of eight month at a price of $0.60 per share, expiring March 7, 2006 (Note 6 [d]).

11. SUBSEQUENT EVENTS (Continued)

f) The Company issued 2,090,000 warrants and 35,717 broker warrants related to the second tranche of the private placement totaling 2,500,000 units. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of eight month at a price of $0.60 per share, expiring March 7, 2006.

g) On August 2, 2005 the Company cancelled 76,616 broker warrants exercisable at a price of $0.60 and reissued 76,616 warrants at an exercise price of $0.45 per share purchase warrant.

h) The Company received $25,000 for the exercise of 50,000 warrants.

i) On July 15, 2005, the Company has paid its first installment of US$ 100,000 in regards to the Tabaco prospect (Note 5(c)[i]).

j) On July 15, 2005, the Company paid US$25,000 in accordance with the Copaquire Option Purchase Agreement with Compania Minera Huatacondo S.C.M. (Note 5 [h]).

PBX

International PBX Ventures Ltd.

209- 475Howe Street
Vancouver, BC Canada V6C 2G9
TEL: (604) 681-7748
FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL PBX
EMAIL: ipbx@uniserve.com
WEB: www.internationalpbx.com

FOR IMMEDIATE RELEASE

Management change Announcement
November 3 2005

The company is pleased to announce the appointment of Mr. Peter Hooper as the President and Chief Executive Officer of International PBX Ventures Ltd. Mr. Hooper brings a wealth of knowlege and experience to the organization.He has a long and distinguished career as mining engineer with experience in all aspects of the mining industry. He will be a great addition to the team.

Mr. William Koble is resigning his position as President and a director to allow for this appointment. He will resume his duties as Vice-President of Corporate Development. Both will be based in Toronto furthering the the company's corporate strategy and plan.

Dr. Gary Medford has been appointed Chairman of the Board of Directors.

William Koble
President

International PBX office: 604-681-7748
Peter Hooper 416-360-3402
William Koble 416-360-3403 Cell: 416-786-7405
Robert A. Young: 1-877-2121 (Investor Relations)

International PBX Ventures is a publicly traded mineral exploration company focused on it's property portfolio in Chile. It's portfolio consists of several drill ready, advanced stage projects in Copper, Molybdenum and Gold.

PBX
VENTURES LTD.

Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

FOR IMMEDIATE RELEASE
OCTOBER 18, 2005

WORK IS STARTING ON THE PBX PROPERTIES IN CHILE. DRILL TENDERS HAVE BEEN CALLED FOR TWO OF THE PROPERTIES. THE OBJECTIVE IS TO DELINEATE MEASURED RESOURCES. THE CURRENT TENDER IS THE FIRST PHASE OF MAJOR DRILL PROGRAMS.

Property 1-COPAQUIRE

International PBX Ventures Ltd (TSX.V-PBX) the ("Company") is pleased to announce tenders for a 10,000 metre drill program on the Company's Copaquire copper-molybdenum porphyry property in northern Chile have been requested. This phase I drilling program is planned to further evaluate this extensive property, to be followed by a Phase II drilling program estimated at 15,000 metres with the aim of delineating a measured resource. This planned drilling follows previously announced significant results (see news of May 9 and August 10, 2005). The Copaquire property is situated in the Andes Mountains of northern Chile within 20 kilometres of the producing Quebrada Blanca and Collahausi porphyry copper-molybdenum deposits.

Property2-TABACO

Similarly, the Company is pleased to announce tenders for a 10,000 metre drill program on its Tabaco copper oxide/sulphide-gold-silver skarn property have been requested. This phase I drilling program will target untested anomalies and extensions of known mineralization and plans are to follow-up with a 10,000 metre Phase II program designed to delineate a measured copper-oxide resource.

Currently, a field crew is being mobilized to the Tabaco property to continue surface exploration south of the area previously drilled, wherein extensive surface copper oxide showings and workings extend for up to a kilometre. An induced-polarization survey is planned to extend the existing one and a half kilometre long open-ended IP anomaly to the south. Previous drilling of this anomaly reported sections of coarse chalcopyrite up to 76 metres thick grading 0.85 % copper (28 May 2003).

Site visits by interested drill companies are now underway.

The company has also initiated environmental base-line studies on both properties.

BY ORDER OF THE BOARD

Gary Medford

Director

INTERNATIONAL PBX VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE SEPTEMBER 22, 2005

BROKERED PRIVATE PLACEMENT TO RAISE $5 MILLION

The company is pleased to announce that it has entered into an agreement with Kingsdale Capital Markets Inc. and Kingsdale Capital Markets (USA) Inc. to raise $5 million at a unit price of $0.85, the unit consisting of a common share and a fifteen month half warrant. Two half warrants will be required to purchase a common share at a price of $1.05 for the first seven months and $1.30 for the following eight months. The financing will be completed by 30 October 2005 on a best efforts basis. A finder's fee of 7 per cent will be paid on the unit issue with a 2.5 per cent fee on each warrant exercised subject to exchange approval. There is a four month hold on the unit.

The funds will be used for ongoing drilling of the company's Chilean properties and general corporate purposes.

The company owns a portfolio of large prospective copper, molybdenum and gold exploration properties all located in Chile. The Copaquire copper-molybdenum property covers a large porphyry system nearby producing copper and molybdenum mines. An aggressive drill campaign is planned to further evaluate the extremely positive results obtained on recently completed drill programs.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR
Vancouver office 604 681 7748
Bill Koble 604 329 3341

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **SEPTEMBER 21 , 2005**

OPTIONS GRANTED

Subject to regulatory approval, the company has granted 300,000 employee options at a price of $0.85 for a period of eighteen months.

BY ORDER OF THE BOARD

Gary Medford PhD, PGeo

DIRECTOR

Vancouver office: 604 681 7748

For further information contact: Bill Koble 604 329 3341

INTERNATIONAL
P B X
VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **AUGUST 10, 2005**

COPAQUIRE PORPHYRY COPPER-MOLYBDENUM - PROJECT UP DATE

The Company is pleased to announce the results from an additional 1350 metre, five hole, diamond drilling program and reconnaissance sampling completed at its Copaquire copper-molybdenum porphyry project located 15 km west of the giant Collahuasi copper-molybdenum mine in northern Chile. Significant intercepts from this drilling program are presented in the table below.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu
Cerro Moly Zone					
CQ 09	28.6	205.4	176.8	0.056	
including	43.6	73.6	30.0	0.122	
CQ 08	70.6	97.6	27.0	0.052	
Sulfato Zone					
CQ 05	224.8	332.8	108.0		0.41
including	224.8	272.8	48.0		0.49
CQ 10	89.8	182.8	93.0		0.48
including	92.8	155.8	63.0		0.66
CQ 11	29.7	116.7	87.0		0.46
including	56.7	116.7	60.0		0.56

The eight IPBX holes drilled to date in Cerro Moly zone confirm the molybdenum assays and grade distribution in the area of the 1977 Placer diamond drill holes. The eight IPBX holes and the prior nine Placer holes indicate that a concentrically zone copper – molybdenum system is present at Cerro Moly. The fourteen holes penetrating the molybdenum rich core of this system contain intercepts ranging in thickness and grade from 27 metres of 0.053% Mo to 390 metres of 0.08% Mo. Taken together, these holes probe to a depth of 600m less than 30% of the currently known 1 square kilometre surface area of the Cerro Moly target which is open to expansion to the south and southwest and at depth.

The four IPBX and six of the prior Cominco holes drilled to date in the Sulfato zone indicate that a large leachable secondary copper sulphide body underlies this sector which ranges in grade and thickness from 88 metres of 0.53% copper to 280 metres grading 0.37% copper. The significant copper values encountered by this drilling cover a minimum surface area of approximately 1.4 square kilometres. Some of the more significant holes in this zone bottom in secondary sulphide mineralization. The more southerly holes suggest possible extensions to the south and southwest and appear to indicate that Sulfato and Cerro Moly are in fact parts of the same much larger (Copaquire) system of similar size to the Rosario system (3.1 billion tons grading 0.8% Cu +0.024% Mo) at the neighbouring producing Collahuasi Mine.

Recent prospecting and sampling by IPBX personnel west of Cerro Moly has discovered a second copper-molybdenum bearing system, which includes the high grade copper-molybdenum vein workings at the Marta Mine. Highly anomalous values in silt and talus samples of up to 2000 ppm Mo and 840 ppm Cu and copper and molybdenum mineralization in altered intrusive were encountered for several kilometres west and south of the mine. This

limited work suggests that . ‘Marta’ system may have a surface expression at least as big as the currently known surface expression of the Cerro Moly zone.

The Company views the Copaquire results to date to be extremely positive and during the next six months plans to complete a more extensive and systematic 25,000m drill program in the Copaquire system along with preliminary metallurgical, mining and environmental studies with the objective of establishing an indicated resource for independent evaluation. In addition geological, geochemical and geophysical surveys and reconnaissance drilling are planned for the newly discovered Marta system.

Terence Walker M.Sc. P.Geo. was the qualified person as defined by National Instrument 43-101 responsible for supervision of these programs. All samples were assayed at ALS Chemex Laboratories in Coquimbo, Chile.

BY ORDER OF THE BOARD

Terry Walker
Vice-President Exploration

For further information contact:

Vancouver office:	**604 681 7748**
Bill Koble:	**604 329 3341**
Investor Relations:	**1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

JULY 14, 2005

PRIVATE PLACEMENT CLOSED

International PBX Ventures Ltd. (the "Company") announces that it has closed two tranches of a private placement totalling 2,500,000 units at a price of $0.45 per unit for total proceeds to the Company of $1,125,000. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of eight months at a price of $0.60 per share. The 410,000 shares from the first tranche and any shares issued on the exercise of the Canaccord Capital Corporation's warrants will be subject to a hold period that will expire on October 24, 2005. The 2,090,000 shares from the second tranche and any shares issued on the exercise of warrants by the rest of the finders noted below will be subject to a hold period that will expire on November 8, 2005. The warrants expire February 23 and 7 March 7 2006 for the first and second tranches respectively.

The Company paid the following commissions :

- Canaccord Capital Corporation was paid a cash commission of $11,992.50 and issued 41,000 warrants;
- Union Securities Ltd. was paid a cash commission of $6,644.63 and issued 22,717 warrants;
- Bolder Investment Partners, Ltd. was paid a cash commission of $1,755 and issued 6,000 warrants;
- Wolverton Securities Ltd. was paid a cash commission of $731.25 and issued 2,500 warrants;
- Rollock Capital Ltd. was paid a cash commission of $1,012.50 and issued 4,500 warrants.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

Vancouver office: 604 681 7748

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

JULY 20 , 2005

PETER HOOPER APPOINTED INDEPENDENT DIRECTOR
JOSEPH DUGGAN APPOINTED CHAIRMAN OF THE FINANCIAL COMMITTEE

The company is pleased to welcome Mr. Peter Hooper, BSc to the company's Board of Directors. Mr. Hooper brings to the company extensive broad-based experience in production, exploration and corporate affairs as a senior mining executive as well as extensive global relations and board experience.

International PBX Ventures Ltd. is also pleased to announce the appointment of Joseph J Duggan to Chairman of the company's Financial Advisory Committee with direct responsibility to provide strategic advise and counsel in the areas of corporate finance ,capital markets,international finance , corporate structure as well as merger and acquisitions opportunities while working with operating management to assist in maximizing shareholder value.
Mr. Duggan has worked in all aspects of corporate finance for the past 25 years and has been a senior officer of several world class investment banking and commercial banking companies participating in transactions in all of the world's global capital markets . He was most recently the Chairman of Kingsdale Capital Corporation an integrated, privately controlled financial services company in Canada with a primary focus on the mineral resource sector. He was a founding partner and took the firm from concept to full commercialization . Prior to Kingsdale, Mr. Duggan was a senior officer of a major Canadian bank as well as a USA money centre bank where he directed their North American investment banking operations. Mr. Duggan was also Chairman and Managing Director of a major privately held merchant bank. Mr. Duggan will bring his corporate finance skills ,expertise and experience as well as his global institutional relationships to the company

The company has made a commitment to add experienced human capital to assist their development process and Mr. Duggan's and Mr. Hooper's appointment to the company is an example of this focus.

BY ORDER OF THE BOARD

Gary Medford PhD, PGeo

DIRECTOR

Vancouver office: 604 681 7748

For further information contact: Bill Koble 604 329 3341

INTERNATIONAL PBX VENTURES LTD.

)9– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 20 , 2005**

OPTIONS GRANTED

The company has granted 200,000 options at a price of $0.68 for a period of eighteen months to a director and consultant, subject to regulatory approval.

BY ORDER OF THE BOARD

Gary Medford PhD, PGeo

DIRECTOR

Vancouver office: 604 681 7748

For further information contact: Bill Koble 604 329 3341

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 14, 2005**

PRIVATE PLACEMENT CLOSED

International PBX Ventures Ltd. (the "Company") announces that it has closed two tranches of a private placement totalling 2,500,000 units at a price of $0.45 per unit for total proceeds to the Company of $1,125,000. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of eight months at a price of $0.60 per share. The 410,000 shares from the first tranche and any shares issued on the exercise of the Canaccord Capital Corporation's warrants will be subject to a hold period that will expire on October 24, 2005. The 2,090,000 shares from the second tranche and any shares issued on the exercise of warrants by the rest of the finders noted below will be subject to a hold period that will expire on November 8, 2005. The warrants expire February 23 and 7 March 7 2006 for the first and second tranches respectively.

The Company paid the following commissions :

- Canaccord Capital Corporation was paid a cash commission of $11,992.50 and issued 41,000 warrants;
- Union Securities Ltd. was paid a cash commission of $6,644.63 and issued 22,717 warrants;
- Bolder Investment Partners, Ltd. was paid a cash commission of $1,755 and issued 6,000 warrants;
- Wolverton Securities Ltd. was paid a cash commission of $731.25 and issued 2,500 warrants;
- Rollock Capital Ltd. was paid a cash commission of $1,012.50 and issued 4,500 warrants.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

Vancouver office: 604 681 7748

INTERNATIONAL
P B X
VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE JULY 5, 2005

OPTIONS GRANTED

Subject to regulatory approval, the company has granted 550,000 options at a price of $ 0.51 for a period of eighteen months to employees and investor relations personnel.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

Vancouver office: 604 681 7748

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE JUNE 16, 2005

NON BROKERED PRIVATE PLACEMENT INCREASED TO 2.5 MILLION UNITS

The private placement announced on 20 May 2005 to raise up to $675,000 has been increased by 1 million units, that is, to up to 2.5 million units to raise up to $1,125,000. All other terms and conditions remain the same.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

Vancouver office 604 681 7748

Bill Koble	604 329 3341
Robert A Young and Associates	604 682 5123
Investor Relations	1 877 626 2121

INTERNATIONAL
PBX
VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: PBX
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 13, 2005**

ANNUAL MEETING

The company's annual meeting was held on Friday, June 10 2005. All resolutions were passed with 15.6 per cent of the issued and outstanding shares voted.
Mr. William Koble was appointed President.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

Vancouver office: 604 681 7748

For further information contact:	**Bill Koble**	**604 329 3341**
	Robert A Young and Associates	**604 682 5123**
	Investor Relations	**1 877 626 2121**